SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02,808,708/0001-07

NIRE [Corporate Registration Identification Number] 35,300,157,770

A Publicly-Held Company

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (“Company”) held on March 28, 2011, drawn up in summary form.

1.            Date, time and venue:  On March 28, 2011, starting at 2:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.            Attendance:  Messrs. Victório Carlos De Marchi e Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Luiz Fernando Ziegler de Saint Edmond.

3.            Board:  Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Capital Increase – Stock Option Program (2010 Bonus). In view of the exercise, by certain Beneficiaries, of the stock options granted pursuant to the Company’s First Stock Option Program for 2011 (“2011.1 Program”), approved at the Board of Directors’ Meeting held on February 28, 2011, approve and ratify, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital in crease in the total amount of R$20,567,511.69, upon issuance of 448,387 new preferred shares, at the issuance price of R$ 45.87 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force.  Thus, the Company’s capital stock shall increase from R$ 7,613,780,458.28 to R$ 7,634,347,969.97, divided into 3,104,809,427 shares, of which 1,743,888,690 are common shares and 1,360,920,737 are preferred shares, without par value.  The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as from the present date

4.2. Remuneration of Management and members of the Fiscal Council - 2010.  Ratify the amounts paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2010:

Entity	N. of Members	Fixed Remuneration				Variable Remuneration					Post-Employment Benefit	Termination Benefits	Share-based payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others
Board of Directors	9	3,758,372	-	-	-	-	2,125,963	-	-	-	-	-	4,067,775	9,952,110
Fiscal Council	6	1,278,179	-	-	-	-	-	-	-	-	-	-	-	1,278,179
Executive Officers	9	12,871,568	250,030	-	-	-	11,165,128	-	-	-	-	-	23,231,346	47,518,073
Total	24	17,908,120	250,030	-	-	-	13,291,092	-	-	-	-	-	27,299,121	58,748,362

4.3. Remuneration of Management and members of the Fiscal Council - 2011.  Approve the proposal for the next Company’s Ordinary General Meeting of the maximum limit for the overall remuneration of the Company’s management and members of the Fiscal Council for the Fiscal Year, to wit:

Entity	N. of Members	Fixed Remuneration				Variable Remuneration					Post-Employment Benefit	Termination Benefits	Share-based payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for attending meetings	Commissions	Others
Board of Directors	9	4,434,879	-	-	-	-	2,856,186	-	-	-	-	-	5,007,104	12,298,169
Fiscal Council	6	1,508,252	-	-	-	-	-	-	-	-	-	-	-	1,508,252
Executive Officers	9	15,188,450	400,000	-	-	-	17,059,230	-	-	-	-	-	30,836,362	63,484,043
Total	24	21,131,581	400,000	-	-	-	19,915,416	-	-	-	-	-	35,843,466	77,290,463

4.4. Allocation of Net Profits – FY 2010.  Approve the proposal for the next Company’s Ordinary General Meeting of the following net profit allocation for the fiscal year ended on December 31, 2010:

CALCULATION OF THE INVESTMENTS RESERVE (R$)
Net profits for the Fiscal Year	7,561,383,201.50
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(310,474,846.12)
Dividends	(3,213,136,824.22)
Interest on own capital	(796,794,703.90)
Prescribed Dividends	6,292,937.12
Effects of Law Nº 11,638/07 and adoption of the CPCs	3,991,973,196.54
IOC provisioned and not approved	(72,124,960.54)
Investments reserve	(2,876,812,178.49)

4.5. Amendment to the By-laws. Pursuant to the Management Proposal to be disclosed at the present date, approve the proposal for the next Extraordinary General Meeting of the proposed amendments to the Company’s By-laws, as set forth in Exhibit 1 hereto.

4.6. Convene the ordinary and extraordinary general meetings of the Company. To convene the Company's ordinary and extraordinary general meetings, to be held on April 29, 2011, starting at 2:00 p.m., to resolve on the agenda set forth in the draft of the Call Notice attached hereto as Exhibit II, approved herein by the Board of Directors.

5.      Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended this meeting, were duly executed

São Paulo, March 28, 2011.

/s/ Victório Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Vicente Falconi Campos

/s/ Roberto Herbster Gusmão	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Luiz Fernando Ziegler de Saint Edmond
/s/ Pedro de Abreu Mariani Secretary

EXHIBIT I

Current Text	Proposed Text

Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:

a)    the production and trading of beer, concentrates, soft drinks and other beverages;

b)    the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)     the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)    the packaging and wrapping of any of the products belonging to it or to third parties;

e)     the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)      the importation of anything necessary for its industry and trade;

k)    the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)  the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:

a)    the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)    the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)     the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)    the packaging and wrapping of any of the products belonging to it or to third parties;

e)     the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)      the importation of anything necessary for its industry and trade;

k)    the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)  the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Current Text	Proposed Text

Article 5 - The capital stock is of R$7,613,780,458.28, divided into 3,104,361,040 shares, of which 1,743,888,690 are common shares and 1,360,472,350 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 5 - The capital is of R$8,088,367,920.54, divided into 3,116,553,750 shares, of which 1,750,604,732 are common shares and 1,365,949,018 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

EXHIBIT II

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”) are invited to attend a meeting to be held on April 29, 2011, at 2 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4º andar (parte), conjuntos 41 e 42, Itaim Bibi, in the City and State of São Paulo, for the Ordinary and Extraordinary General Meetings, to resolve on the following AGENDA:

(a)                ORDINARY GENERAL MEETING

(i)                 Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2010;

(ii)               Allocation of the net profits for the Fiscal Year and Ratification of the distribution of interest on own capital and dividends approved by the Board of Directors at meetings held on March 1, 2010, September 27, 2010, October 26 and 27, 2010, and February 28, 2011;

(iii)             Election of the members of the Company’s Board of Directors as well as members of the Company’s Fiscal Council and their respective alternates for the Fiscal Year 2011; and

(iv)             Ratification of the amounts paid out as overall remuneration allocated to the Management of the Company for Fiscal Year 2010 and establishing the overall remuneration of the Management and members of the Fiscal Council for Fiscal Year 2011.

(b)               EXTRAORDINARY GENERAL MEETING

(i)                 In view of the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2010 Fiscal Year, pursuant to the Article 7 of CVM Normative Ruling No. 319/99, resolve on a capital increase in the amount of R$ 528,505,188.20, upon issuance of 7,246,641 common shares and 5,654,356 preferred shares, at the issuance price of R$37.85 and R$ 44.96 per share, respectively, which correspond to the closing prices at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) on January 29, 2011, when the abovementioned tax benefit was earned, wheres, of the shares to be issued: a) 5,364,055 common shares and 2,553,036 preferred shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 317,813,965.40; b) up to 1,882,586 common shares and up to 3,101,320 preferred shares, derive from the preemptive rights of the remaining shareholders in this increase, in a proportion of 0.41567139% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, compliant with types, at the same price as mentioned above, for payment in cash on subscription thereto, pursuant to the Management Proposal;

(ii)                 Resolve on a new capital increase of the Company in the amount of R$136,205,985.17, corresponding to the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of the special premium reserve in the fiscal year of 2010, pursuant to article 7 of the CVM Ruling N. 319/99, without the issuance of new shares;

(iii)               Inclusion, as the Company’s purpose, of the activity of manufacturing “foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná”, in accordance with the Management Proposal; and,

(iv)               By virtue of the resolutions mentioned in items (i), (ii) and (iii) above and the capital increase approved by the Company’s Board of Directors at a meeting held on March 28, 2011, to amend articles 3 and 5 of the By-Laws and to restate them.

General Information:

-       Pursuant to the terms of article 1 of CVM Normative Ruling No. 165/91, as amended, the minimum voting equity stake necessary for the request for multiple vote is of 5% (five percent).

-       The Company informs its shareholders that on March 3, 2011 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2010; (iii) independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Normative Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários by means of its Periodic Information System (IPE), in accordance with Article 6 of such Normative Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ambev.com.br/investidores), and on the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Comissão de Valores Mobiliários (www.cvm.gov.br).

-       The shareholder or its legal agent must present valid identification in order to vote at the meeting.

-       Proxies containing special powers for representation in the general meeting should be deposited at the Company’s headquarters (att.: Legal Department), at least 3 (three) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending this meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within 48 hours prior to the meetings.

São Paulo, March 28, 2011.

Victório Carlos De Marchi

Co-Chairman of the Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2011

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer